 Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Start of Bioequivalence Trial in Healthy Volunteers of ND0701, a New Continuous Subcutaneously Delivered Apomorphine Product Candidate for the Treatment of Advanced Parkinson’s Disease

- ND0701 complements the company’s product pipeline for the treatment of advanced Parkinson's disease -

- ND0701's proprietary formulation is designed to improve patient convenience by allowing delivery through a small, disposable, low-volume patch-pump and improve the tolerability and pain associated with current continuous apomorphine therapy -

- Company pursuing an abbreviated EU regulatory pathway based on demonstrating bioequivalence vs. commercially available apomorphine in healthy volunteers -

REHOVOT, Israel, July 26, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced that dosing has started in its EU bioequivalence trial (Trial 101) comparing ND0701, the company’s continuous, subcutaneously delivered liquid apomorphine-base formulation, with commercial continuous, subcutaneously delivered apomorphine-HCl. ND0701 is based on a novel, proprietary formulation of concentrated apomorphine-base that was designed to significantly improve patient convenience by enabling its administration via a small, disposable, low-volume patch-pump, and to improve the local tolerability and pain associated with current commercially available subcutaneously administered continuous apomorphine-HCl. Apomorphine is the most potent dopamine agonist used for the treatment of Parkinson's disease. The company's EU regulatory pathway for ND0701 is based on the demonstration of bioequivalence vs. commercial apomorphine-HCl in healthy volunteers. As previously disclosed, the company is currently designing the clinical and regulatory development plan of ND0701 in the United States.

Trial 101 is a crossover, randomized, two-sequence, 12 hour bioequivalence study that compares the pharmacokinetics, safety and tolerability of ND0701 with those of a reference commercial apomorphine product. The study is expected to enroll a total of 18 healthy volunteers and is expected to be completed in the fourth quarter of this year.

“Following multiple preclinical studies, this first clinical trial of ND0701, based on apomorphine, our second molecule for the treatment of Parkinson's disease, marks the introduction of an important new product candidate by NeuroDerm," said Oded S. Lieberman, PhD, NeuroDerm's CEO. "NeuroDerm's unique technology and knowhow in drug-device combinations that incorporate our novel, proprietary, drug formulations for continuous, subcutaneous delivery is being developed to allow us to offer Parkinson's patients a spectrum of new treatment alternatives aimed at different patient segments at different stages of the disease. ND0701 complements NeuroDerm's product line for treating Parkinson's disease beyond its ND0612 product candidates, which provide continuous subcutaneously administered levodopa/carbidopa, the gold standard therapy in Parkinson's disease. ND0701's proprietary formulation is designed to overcome some of the limitations of commercially available apomorphine formulations, which we believe have prevented their more widespread adoption. We believe that ND0701, if approved, may reposition apomorphine, the most potent dopamine agonist, as an effective therapy with an attractive profile, enabling its increased use as a relevant, non-surgical, convenient treatment alternative for Parkinson's disease patients, including severe patients who face limited treatment options.”

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About ND0701

ND0701 contains apomorphine, the most potent dopamine agonist. Apomorphine is the most effective drug for the symptomatic treatment of Parkinson's disease after levodopa, which is considered the gold standard Parkinson's therapy. In addition, Apomorphine is approved both in the United States and in the EU for acute administration as rescue treatment for off periods in Parkinson's disease (currently administered subcutaneously as bolus injections) and only in the EU and not in the United States for continuous, subcutaneously delivered chronic therapy of advanced Parkinson's patients. Current commercial apomorphine formulations, based on apomorphine-HCl, are associated with low tolerability and pain and require daily subcutaneous administration of large volumes that limit its more widespread adoption. ND0701 is being developed as a chronic therapy of Parkinson's disease by continuous subcutaneous apomorphine administration. Based on a proprietary formulation of apomorphine-base, ND0701 is up to five times more concentrated than currently available commercial apomorphine-HCl products and should enable delivery through a small, low-volume, disposable patch-pump. In pre-clinical studies, ND0701 was also shown to have better local tolerability than a leading commercial apomorphine product. ND0701 is designed to offer superior convenience and better tolerability to current, continuous, subcutaneously administered apomorphine-HCl products.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as a result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa, contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. These include a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD and a novel formulation of subcutaneously delivered apomorphine designed to be delivered through a patch pump. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Glenn Silver

Lazar Partners Ltd.

GSilver@lazarpartners.com

646-871-8485

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